CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



                                November 19, 2007



Ms. Sally Samuel
Division of Investment Management
Securities and Exchange
Commission 100 F Street, N.E.
Washington, DC 20549


         Re: First Defined Portfolio Fund, LLC Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (File Nos. 333-72447 and 811-09235)
                        ---------------------------------------

Dear Ms. Samuel:

     We recently received your oral comments regarding Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (the "Amendment") of First Defined Portfolio Fund, LLC (the "Trust") filed on September 19, 2007. This letter serves to respond to your comments.

COMMENT 1

          1. Please eliminate the horizontal lines that appear on the performance bar charts. Only the line indicating zero should remain.

RESPONSE TO COMMENT 1

         In response to your comment, the tables have been revised.

COMMENT 2

          2. Please confirm that the change in investment strategy noted on footnote 2 on page 16 of the prospectus did not require shareholder approval.

RESPONSE TO COMMENT 2

         The change in strategy noted in footnote 2 did not require shareholder approval.

COMMENT 3

          3. On page 17 of the prospectus, use "N/A" instead of " None" in the Shareholder Fees table.

RESPONSE TO COMMENT 3

         In response to your comment, the table has been revised.

COMMENT 4

          4. On page 28 of the prospectus, the Trust's frequent trading policy is disclosed. Please indicate whether the Trust has entered into an agreement with American Skandia relating to frequent trading.

RESPONSE TO COMMENT 4

         In response to your comment, disclosure has been added that indicates that First Trust Portfolios LP, the Trust's distributor, has entered into an agreement with American Skandia. The agreement allows the Trust access to information regarding shareholders and transactions and allows the Trust to restrict future purchases and exchanges.

COMMENT 5

          5. On the back cover page of the prospectus, use (202) 551-8090 as the telephone number of the Securities and Exchange Commission.

RESPONSE TO COMMENT 5

         In response to your comment, the back page has been revised.

COMMENT 6

          6. On page 55 of the Statement of Additional Information ("SAI"), the Trust's portfolio holdings disclosure policy is provided. Please indicate the parties that may receive advance disclosure of portfolio holdings.

RESPONSE TO COMMENT 6

         In response to your comment, we have revised the disclosure to provide the names of the parties that may receive portfolio holdings information prior to its broad dissemination.

TANDY ACKNOWLEDGEMENT

         In connection with the Trust's registration statement, the Trust acknowledges that:

              o the Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

              o comments of the Staff (the "STAFF") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment; and

              o the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                    Sincerely yours,

                                    CHAPMAN AND CUTLER LLP



                                    By:______________________________
                                          Morrison C. Warren

cc:      W. Scott Jardine
         Eric F. Fess
         Ms. Chele Quintos